Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

June 20, 2006

Ms. Pamela A. Long, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 70010
100 F Street, NE
Washington D.C., 20549

Re: Irish Mag, Inc.
Request for Accelerated Effectiveness
File No. 333-132119

Dear Ms. Long:

I have spoken with Mr. Craig Slivka, Staff Attorney for the Securities and Exchange Commission and was advised that there are no further comments regarding the Registration Statement for Irish Mag, Inc. and that we may request accelerated effectiveness.

Please consider this our request for accelerated effectiveness for the above named company, Irish Mag, Inc. By requesting accelerated effectiveness we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

We are requesting an effective date and time of June 22, 2006 at 4:00 p.m. This date and time have been selected to allow at least two business days in advance of our requested effective date for any further review.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.